                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. __ )(1)

                               Pharmos Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    717139307
                           --------------------------
                                 (CUSIP Number)

                              Lloyd I. Miller, III,
                                4550 Gordon Drive
                             Naples, Florida, 34102
                             (Phone) (239) 262-8577
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 23, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 11 pages

----------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 717139307                     13D                         PAGE 2 of 11

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]

                                                             (b)   [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF-OO-AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR  2(e)

                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,442,857
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        352,178
           NUMBER OF            ------------------------------------------------
            SHARES              9       SOLE DISPOSITIVE POWER
         BENEFICIALLY
           OWNED BY                     1,442,857
             EACH               ------------------------------------------------
           REPORTING            10      SHARED DISPOSITIVE POWER
            PERSON
             WITH                       352,178
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,795,035
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN-IA-OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Raymond E. McKee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]

                                                             (b)   [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR  2(e)

                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        2,300
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        0
           NUMBER OF            ------------------------------------------------
            SHARES              9       SOLE DISPOSITIVE POWER
         BENEFICIALLY
           OWNED BY                     2,300
             EACH               ------------------------------------------------
           REPORTING            10      SHARED DISPOSITIVE POWER
            PERSON
             WITH                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gerard Soula
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]

                                                             (b)   [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR  2(e)

                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        70,000
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        0
           NUMBER OF            ------------------------------------------------
            SHARES              9       SOLE DISPOSITIVE POWER
         BENEFICIALLY
           OWNED BY                     70,000
             EACH               ------------------------------------------------
           REPORTING            10      SHARED DISPOSITIVE POWER
            PERSON
             WITH                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     70,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.37%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, par value $0.03 per share (the "Shares") of Pharmos Corporation ("Pharmos" or the "Company"). The Company has its principal executive offices at 99 Wood Avenue South, Suite 311, Iselin, New Jersey 08830.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed on behalf of Mr. Lloyd I. Miller, III, Dr. Raymond E. McKee and Dr. Gerard Soula (collectively, the "Reporting Persons").

LLOYD I. MILLER, III

Mr. Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Mr. Miller's principal occupation is investing assets held by or on behalf of himself or his family.

RAYMOND E. MCKEE

Dr. McKee's principal business address is P.O. Box 622, Westport, Connecticut 06881-0622. Dr. McKee's principal occupation is acting as an independent businessman and investor.

GERARD SOULA

Dr. Soula's principal business address is 115 Av Lacassagne, Lyon 3, France 69003. Dr. Soula's principal occupation is acting as an independent businessman and investor.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

LLOYD I. MILLER, III

Mr. Miller is an advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). The Trust Agreement is hereby incorporated by reference to the Schedule 13D filed by Mr. Miller in Stamps.com Inc. on April 30, 2002 as Exhibit 99.1. Mr. Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares Mr. Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The amount of funds used for the purchase of the Shares in Trust A-4 was $841,004.56.

Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. The Operating Agreement is hereby incorporated by reference to the Schedule 13D filed by Mr. Miller in Stamps.com Inc. on April 30, 2002 as Exhibit 99.2. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership"), dated December 11, 1996. The Milfam II Partnership is hereby incorporated by reference to the Schedule 13D filed by the Reporting Person in Stamps.com Inc. on April 30, 2002 as Exhibit 99.4. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $3,030,309.8

All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $24,500.00.

RAYMOND E. MCKEE

All of the Shares purchased by Dr. McKee on his own behalf, were purchased with personal funds generated and held by Dr. McKee. The purchase price for the Shares purchased by Dr. McKee on his own behalf was $15,497.50.

GERARD SOULA

All of the Shares purchased by Dr. Soula on his own behalf, were purchased with personal funds generated and held by Dr. Soula. The purchase price for the Shares purchased by Dr. Soula on his own behalf was $150,509.

ITEM 4. PURPOSE OF TRANSACTION

This filing on Schedule 13D has been made because Lloyd I. Miller, III, Raymond
E. McKee and Gerard Soula have publicly stated their opposition to the proposed Merger and their intention to seek election to the Board of Directors of Pharmos, and thus, each may be deemed to hold Shares of Pharmos common stock with the purpose or effect of changing or influencing control of the Company. However, none of the Reporting Persons concede that they hold Shares of Pharmos common stock with such a purpose or effect. Each Reporting Person maintains independent discretion with respect to his individual investment and voting decisions.

Additionally, based on Mr. Miller's preliminary proxy statement filed with the SEC on May 25, 2006, stating that Mr. Miller, Dr. McKee and Dr. Soula intend to vote their Shares against the proposed Merger, it could be alleged that a "group" has been formed within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Although none of the Reporting Persons concede that such a "group" has been formed, this filing is being made in the interest of providing additional disclosure under the Exchange Act.

LLOYD I. MILLER, III

Mr. Miller has acquired additional securities of the Company since filing his original Schedule 13D, dated April 13, 2006, resulting in an increase of approximately 1.0% in Mr. Miller's beneficial ownership since the filing of the original Schedule 13D. As a result of these changes, on June 22, 2006, Mr. Miller filed an Amendment to his Schedule 13D. Currently, Mr. Miller intends to vote all of his shares at the Special Meeting against the Merger and at the Annual Meeting in favor of the election of himself, Dr. McKee and Dr. Soula to the Company's Board of Directors.

Mr. Miller has also been purchasing shares of the Company's securities in the ordinary course of his business as an investor. Except as described above in this Item 4 and herein, Mr. Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses
(a) through (j) of Item 4 of Schedule 13D. However, Mr. Miller reserves the right to change plans and take any and all actions that he may deem appropriate to maximize the value of his investments, including, among other things, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking additional actions regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

RAYMOND E. MCKEE

Dr. McKee currently intends to vote all of his shares at the Special Meeting against the Merger and at the Annual Meeting in favor of the election of himself, Mr. Miller and Dr. Soula to the Company's Board of Directors.

Except as described above in this Item 4 and herein, Dr. McKee does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Dr. McKee reserves the right to change plans and take any and all actions that he may deem appropriate to maximize the value of his investments, including, among other things, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking additional actions regarding the Company or its securities to the extent deemed advisable by Dr. McKee in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

GERARD SOULA

In the last sixty days, Dr. Soula has acquired shares of common stock of the Company and currently intends to vote all of his shares at the Special Meeting against the Merger and at the Annual Meeting in favor of the election of himself, Mr. Miller and Dr. McKee to the Company's Board of Directors.

Dr. Soula has purchased shares of the Company's securities in the ordinary course of his business as an investor, but except as described above in this
Item 4 and herein, Dr. Soula does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through
(j) of Item 4 of Schedule 13D. However, Dr. Soula reserves the right to change plans and take any and all actions that he may deem appropriate to maximize the value of his investments, including, among other things, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking additional actions regarding the Company or its securities to the extent deemed advisable by Dr. Soula in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

For additional information about Mr. Miller, Dr. McKee and Dr. Soula, please see Mr. Miller's revised preliminary proxy statement, filed with the SEC on June 22, 2006.

ITEM 5. INTEREST IN SECURITY OF THE ISSUER

LLOYD I. MILLER, III

(a) Number of shares beneficially owned: Mr. Miller may be deemed to beneficially own 1,795,035 Shares of the Company (9.4% of the Shares on the date hereof, based on 19,065,783 Shares pursuant to the Company's quarterly report on Form 10Q for the period ending March 31, 2006, filed on May 12, 2006).

      As of the date hereof, 352,178 of such beneficially owned Shares are owned of record by Trust A-4; 1,432,857 of such beneficially owned Shares are owned of record by Milfam II L.P.; and 10,000 Shares are beneficially owned of record by Mr. Miller directly.

(b)   Number of shares as to which such person has:

      (i)   Sole power to vote or direct the vote: 1,442,857 Shares.

      (ii)  Shared power to vote or to direct the vote: 352,178 Shares.

      (iii) Sole power to dispose or to direct the disposition of: 1,442,857 Shares.

      (iv) Shared power to dispose or to direct the disposition of: 352,178 Shares.

Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Mr. Miller may be deemed to have sole voting power for all such shares held of record by Milfam II L.P. and Miller directly.

(c) Transactions effected during the past 60 days: The following table details the transactions effected by Mr. Miller since the filing of the Statement on Schedule 13D, on April 3, 2006.

                                 MILFAM II L.P.

 DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED       PRICE PER SHARE
 -------------------        --------------------------       ---------------
    May  1, 2006                       325                      $    2.41
    May 10, 2006                    20,000                      $    2.45
    May 12, 2006                     3,497                      $    2.33
    May 15, 2006                    49,113                      $  2.2872
    May 22, 2006                    12,894                      $    2.10
    May 23, 2006                     4,496                      $    2.10
    May 24, 2006                     9,108                      $    2.02
    May 30, 2006                     3,648                      $    2.26
    May 31, 2006                     1,900                      $    2.26
   June  6, 2006                     9,814                      $   2.309
   June  7, 2006                     1,034                      $    2.32
   June  8, 2006                     6,966                      $    2.32
   June 13, 2006                    19,000                      $    2.30
   June 14, 2006                     3,200                      $    2.26

   June 15, 2006                    13,263                      $    2.30
   June 16, 2006                     3,580                      $    2.30
   June 19, 2006                    14,068                      $  2.2783
   June 20, 2006                     9,152                      $    2.26

                              LLOYD I. MILLER, III

DATE OF TRANSACTION       NUMBER OF SHARES PURCHASED        PRICE PER SHARE
-------------------       -------------------------         ---------------
  May 10, 2006                      1,506                      $2.45
  May 11, 2006                      8,494                      $2.45

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. The filing of this Schedule 13D shall not be deemed an admission that Mr. Miller is, for purposes of Sections 13(d) of 13(g) of the Securities Exchange of Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.

(e) Date the reporting person ceased to be the beneficial owner of more than five percent of securities: Not applicable.

RAYMOND E. MCKEE

(a) Number of shares beneficially owned: Dr. McKee may be deemed to beneficially own 2,300 Shares of the Company (0.01% of the Shares on the date hereof, based on 19,065,783 Shares pursuant to the Company's quarterly report on Form 10Q for the period ending March 31, 2006, filed on May 12, 2006).

(b)   Number of shares as to which such person has:

      (i)   Sole power to vote or direct the vote: 2,300 Shares.

      (ii)  Shared power to vote or to direct the vote: Not applicable.

      (iii) Sole power to dispose or to direct the disposition of: 2,300 Shares.

      (iv) Shared power to dispose or to direct the disposition of: Not applicable.

(c)   Transactions effected during the past 60 days: Not applicable.

(d) The filing of this Schedule 13D shall not be deemed an admission that Dr. McKee is, for purposes of Sections 13(d) of 13(g) of the Securities Exchange of Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.

(e) Date the reporting person ceased to be the beneficial owner of more than five percent of securities:

      Not applicable.

GERARD SOULA

(a) Number of shares beneficially owned: Dr. Soula may be deemed to beneficially own 70,000 Shares of the Company (0.37% of the Shares on the date hereof, based on 19,065,783 Shares pursuant to the Company's quarterly report on Form 10-Q for the period ending March 31, 2006, filed on May 12, 2006).

(b)   Number of shares as to which such person has:

      (i)   Sole power to vote or direct the vote: 70,000 Shares.

      (ii)  Shared power to vote or to direct the vote: Not applicable.

      (iii) Sole power to dispose or to direct the disposition of: 70,000
            Shares.

      (iv) Shared power to dispose or to direct the disposition of: Not applicable.

(c) Transactions effected during the past 60 days: The following table details the transactions effected by Dr. Soula in the 60-day period preceding this filing.

                                  GERARD SOULA

DATE OF TRANSACTION         NUMBER OF SHARES PURCHASED         PRICE PER SHARE
-------------------         --------------------------         ---------------
  June  5, 2006                       8,600                         $2.35
  June  5, 2006                       1,400                         $2.31
  June 15, 2006                      10,000                         $2.30
  June 21, 2006                         500                         $2.13
  June 21, 2006                       9,500                         $2.16


(d) The filing of this Schedule 13D shall not be deemed an admission that Dr. Soula is, for purposes of Sections 13(d) of 13(g) of the Securities Exchange of Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.

(e) Date the reporting person ceased to be the beneficial owner of more than five percent of securities: Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

Other than described above, to each Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationship (legal or otherwise) between the persons named in Item 2 and between such persons and any person with respect to the securities of Pharmos Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2006

                                              /s/ Lloyd I. Miller, III
                                       -----------------------------------------
                                                Lloyd I. Miller, III

                                              /s/ Raymond E. McKee
                                       -----------------------------------------
                                                Raymond E. McKee

                                              /s/ Gerard Soula
                                       -----------------------------------------
                                                Gerard Soula